

March 30, 2015

Via E-mail
Mr. Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

Re: **iKang Healthcare Group, Inc.**
         Form 20-F for the Fiscal Year Ended March 31, 2014
         Filed July 25, 2014 and Amended July 31, 2014
         File No. 1-36403

Dear Mr. Chen:

We have reviewed your March 18, 2015 response to our February 20, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 66

1. We acknowledge your response to previous comment 2. Please represent to us that you will also separately disclose the impact of revenues earned associated with any new medical centers that you opened during the year in addition to those you acquired.

Consolidated Statements of Cash Flows, page F-9

2. We acknowledge your response to previous comment 3. Please address the following:
    - Although we acknowledge that your deposit/purchase of restricted cash/securities have the general characteristics of an investing cash outflow, ASC 230-10-45-22

indicates that when a cash flow has more than one possible classification the activity that is likely to be the predominant source of cash flows for the item should be utilized. Please confirm that the completion of your borrowing transactions were contingent upon your deposit/purchase of restricted cash/securities. If so, demonstrate to us how the predominant source of cash flows for the restricted cash/securities can be anything other than related to the associated borrowings.

- As you indicate that borrowings were entered into to fund fixed asset purchases and also to facilitate rapid currency conversion between the Renminbi and the U.S. dollar, please explain to us in detail how these loans are used to facilitate this conversion. In addition, explain to us whether the borrowings under the loans were predominantly to fund fixed asset purchases or to facilitate foreign exchange conversions. If the latter, explain whether the loan proceeds represent an operating activity under ASC 230-10-45-22 instead of a financing activity.

- As it relates to currency conversion, since you are converting your own cash between Renminbi and U.S. dollars and are not obtaining a new source of cash, clarify why the Bank of East Asia charges you interest on the loans.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant